# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALX ONCOLOGY HOLDINGS INC, CIK 0001810182
CUSIP: 00166B105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 323 Allerton Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 10/14/2026
Filed by CIK 0001504130
Persons authorized to receive notices and communications: David Pezeshki, 1700 Owens Street, Suite 595, San Francisco, California (CA), 94158, (415) 800-0800

## Reporting persons
- venBio Global Strategic Fund, L.P. (CIK 0001504130): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 4,307,034; sole dispositive power 0; shared dispositive power 4,307,034; aggregate amount beneficially owned 4,307,034 (3.3% of the class)
  Comment: The amounts reported in Rows 8, 10 and 11 include 129,260 shares of Common Stock issuable upon exercise of the Pre-Funded Warrant (as defined in Item 3), subject to the beneficial ownership limitation described in Items 5 and 6.
- venBio Global Strategic Fund II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 8,453,038; sole dispositive power 0; shared dispositive power 8,453,038; aggregate amount beneficially owned 8,453,038 (6.5% of the class)
- venBio Global Strategic GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,307,034; sole dispositive power 0; shared dispositive power 4,307,034; aggregate amount beneficially owned 4,307,034 (3.3% of the class)
  Comment: The amounts reported in Rows 8, 10 and 11 include 129,260 shares of Common Stock issuable upon exercise of the Pre-Funded Warrant, subject to the beneficial ownership limitation described in Items 5 and 6.
- venBio Global Strategic GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,453,038; sole dispositive power 0; shared dispositive power 8,453,038; aggregate amount beneficially owned 8,453,038 (6.5% of the class)
- venBio Global Strategic GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,307,034; sole dispositive power 0; shared dispositive power 4,307,034; aggregate amount beneficially owned 4,307,034 (3.3% of the class)
  Comment: The amounts reported in Rows 8, 10 and 11 include 129,260 shares of Common Stock issuable upon exercise of the Pre-Funded Warrant, subject to the beneficial ownership limitation described in Items 5 and 6.
- venBio Global Strategic GP II, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,453,038; sole dispositive power 0; shared dispositive power 8,453,038; aggregate amount beneficially owned 8,453,038 (6.5% of the class)
- GOODMAN COREY S: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,927,442; sole dispositive power 0; shared dispositive power 12,927,442; aggregate amount beneficially owned 12,927,442 (9.99% of the class)
  Comment: The amounts reported in Rows 8, 10 and 11 include 129,260 shares of Common Stock issuable upon exercise of the Pre-Funded Warrant, subject to the beneficial ownership limitation described in Items 5 and 6.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ALX ONCOLOGY HOLDINGS INC
Address of issuer's principal executive offices: 323 Allerton Avenue, South San Francisco, California (CA), 94080
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed by the undersigned, pursuant to Section 240.13d-2(a) of the Act, to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2020 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on February 4, 2026 (as so amended, the "Schedule 13D"), with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), of ALX Oncology Holdings Inc. (the "Issuer"), whose principal executive offices are located at 323 Allerton Avenue, South San Francisco, California 94080. Except as expressly amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (each a "Reporting Person" and together the "Reporting Persons"):

i. venBio Global Strategic Fund, L.P., a Cayman Islands partnership ("Fund I");

ii. venBio Global Strategic GP, L.P., a Cayman Islands partnership ("General Partner I"), which is the sole general partner of Fund I;

iii. venBio Global Strategic GP, Ltd., a Cayman Islands company ("GP Ltd. I"), which is the sole general partner of General Partner I;

iv. venBio Global Strategic Fund II, L.P., a Cayman Islands partnership ("Fund II");

v. venBio Global Strategic GP II, L.P., a Cayman Islands partnership ("General Partner II"), which is the sole general partner of Fund II;

vi. venBio Global Strategic GP II, Ltd., a Cayman Islands company ("GP Ltd. II"), which is the sole general partner of General Partner II; and

vii. Corey Goodman, the sole director of GP Ltd. I and GP Ltd. II.

Since the filing of Amendment No. 1, Robert Adelman ceased to serve as a director of GP Ltd. I and GP Ltd. II and, as a result, is no longer included as a Reporting Person in this Schedule 13D. Each of the remaining Reporting Persons is a party to the Joint Filing Agreement, as further described in Item 6.
Residence or business address: The principal business address of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, California 94158.
Present principal occupation or employment:
The principal business of Fund I is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto.

The principal business of General Partner I is to act as the sole general partner of Fund I.

The principal business of GP Ltd. I is to act as the sole general partner of General Partner I.

The principal business of Fund II is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto.

The principal business of General Partner II is to act as the sole general partner of Fund II.

The principal business of GP Ltd. II is to act as the sole general partner of General Partner II.

The principal occupation of Corey Goodman is to manage General Partner I, GP Ltd. I, General Partner II and GP Ltd. II.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Fund I, General Partner I, GP Ltd. I, Fund II, General Partner II and GP Ltd. II are each organized under the laws of the Cayman Islands. Mr. Goodman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On October 14, 2026, Fund I entered into an exchange agreement (the "Exchange Agreement") with the Issuer, pursuant to which Fund I agreed to surrender 253,826 shares of Common Stock for no consideration, and the Issuer agreed to issue to Fund I a pre-funded warrant (the "Pre-Funded Warrant") to purchase up to 253,826 shares of Common Stock. Pursuant to the Exchange Agreement, the surrender of the shares of Common Stock and issuance of the Pre-Funded Warrant were expected to occur on or about October 15, 2026, subject to the satisfaction or waiver of the conditions set forth therein. The Pre-Funded Warrant has an exercise price of $0.001 per share and is exercisable at any time on or after the date of issuance.

Pursuant to the terms of the Pre-Funded Warrant, Fund I may not exercise the Pre-Funded Warrant to the extent that, immediately prior to or following such exercise, Fund I, together with the other Attribution Parties (as defined in the Pre-Funded Warrant), beneficially owns or would beneficially own more than 9.99% of the shares of Common Stock outstanding or the combined voting power of all of the Issuer's securities outstanding, in each case after giving effect to such exercise.

By written notice to the Issuer, Fund I may increase or decrease such limitation to a percentage not exceeding 19.99%, provided that any increase will not become effective until the 61st day after such notice is delivered to the Issuer. The Pre-Funded Warrant does not expire until exercised in full and may be exercised on a cashless basis in accordance with its terms.

The foregoing descriptions of the Exchange Agreement and Pre-Funded Warrant do not purport to be complete and are qualified in their entirety by reference to the form of Exchange Agreement and form of Pre-Funded Warrant, which are filed hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 3 and 6 of this Amendment No. 2 are incorporated by reference herein.

Mr. Goodman resigned from the Issuer's board of directors effective June 29, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in rows 7 through 13 of the cover pages to this Amendment No. 2 is incorporated by reference herein.

The amounts reported herein include 129,260 shares of Common Stock issuable upon exercise of the Pre-Funded Warrant due to the 9.99% beneficial ownership limitation described in Item 6 of this Amendment No. 2.
Number of shares as to which each person has sole or shared power to vote or dispose:
Fund I directly holds 3,715,963 shares of Common Stock and the Pre-Funded Warrant to purchase 253,826 shares of Common Stock. venBio SPV, LLC ("SPV") directly holds 461,811 shares of Common Stock. As the sole owner of SPV, Fund I may be deemed to beneficially own the shares of Common Stock directly held by SPV. As the sole general partner of Fund I, General Partner I may be deemed to beneficially own the shares of Common Stock directly held by Fund I and SPV. As the sole general partner of General Partner I, GP Ltd. I may also be deemed to beneficially own the shares of Common Stock directly held by Fund I and SPV.

Fund II directly holds 8,453,038 shares of Common Stock. As the sole general partner of Fund II, General Partner II may be deemed to beneficially own the shares of Common Stock directly held by Fund II. As the sole general partner of General Partner II, GP Ltd. II may also be deemed to beneficially own the shares of Common Stock directly held by Fund II.

As the sole director of GP Ltd. I and GP Ltd. II, Mr. Goodman may be deemed to beneficially own the shares of Common Stock directly held by Fund I, SPV and Fund II.

In addition, Mr. Goodman may be deemed to beneficially own (i) 113,287 shares of Common Stock held of record by the Goodman Barinaga Trust, for which Mr. Goodman serves as trustee, and (ii) 54,083 shares of Common Stock held of record by Emaldi Corporation, for which Mr. Goodman serves as a director.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Amendment No. 2 is incorporated by reference herein. Except for the exchange described therein, none of the Reporting Persons has effected any transactions in securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 2 is incorporated by reference herein.

On October 16, 2026, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement"), pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is filed as Exhibit 99.5 hereto and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibits:

Exhibit 99.3 - Form of Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Issuers current report on Form 8-K filed with the SEC on October 15, 2026).

Exhibit 99.4 - Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's current report on Form 8-K filed with the SEC on October 15, 2026).

Exhibit 99.5 - Joint Filing Agreement, dated October 16, 2026.

## Signatures
- venBio Global Strategic Fund, L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman, sole director of GP Ltd. I. (10/16/2026)
- venBio Global Strategic Fund II L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman, sole director of GP Ltd. II. (10/16/2026)
- venBio Global Strategic GP, L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman, sole director of GP Ltd. I. (10/16/2026)
- venBio Global Strategic GP II, L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman, sole director of GP Ltd. II. (10/16/2026)
- venBio Global Strategic GP, Ltd.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman, sole director of GP Ltd. I. (10/16/2026)
- venBio Global Strategic GP II, Ltd.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman, sole director of GP Ltd. II. (10/16/2026)
- GOODMAN COREY S: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact (10/16/2026)
Comment: This Schedule 13D was executed by David Pezeshki on behalf of the individual listed above, pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2 to the Initial Schedule 13D filed October 1, 2020, which is incorporated herein by reference.